Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Vivint Solar, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants to purchase common stock or preferred stock or debt securities, subscription rights or units in any combination of the foregoing and to the incorporation by reference therein of our report dated March 7, 2018, with respect to the consolidated financial statements of Vivint Solar, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

August 24, 2018